                                                                 Exhibit (a)(17)

FOR IMMEDIATE RELEASE:  JULY 10, 1997             NEWS MEDIA INQUIRIES, CONTACT:
                                                  Patty Coyle, Anthem
                                                  317-488-6249

                   ANTHEM COMPLETES TENDER OFFER FOR ACORDIA

         INDIANAPOLIS -- Anthem Insurance Companies, Inc. announced today that it has completed its cash tender offer for all of the outstanding shares of common stock of Acordia, Inc.(NYSE:ACO) upon the expiration of the offer at 12:00 Midnight, New York City time, on July 9, 1997.

         Anthem began the tender offer to purchase all of the outstanding shares of Acordia at a price of $40.00 per share, net to the seller in cash, without interest, on June 6, 1997. A total of 4,045,472 shares of Acordia, including notices of guaranteed delivery, were tendered and not withdrawn in the tender offer. Credit Suisse First Boston Corporation acted as Dealer Manager for the offer.

         The tendered shares, together with 8,693,056 shares owned by Anthem's wholly owned subsidiary AICI Acquisition Corp., constitute approximately 98 percent of the total outstanding common stock of Acordia and will enable Anthem to acquire the remaining shares of Acordia at $40.00 per share by merging AICI Acquisition into Acordia without a meeting or vote of Acordia stockholders in a so-called "short form" merger.

         Acordia is an insurance brokerage firm providing insurance broking and consulting services.

         Anthem is an Indiana-domiciled FORTUNE 500 mutual insurance company providing health care management and insurance products and services to millions of Americans. As a mutual insurance company, Anthem is owned by its policyholders. Anthem, which is based in Indianapolis, is the Blue Cross and Blue Shield licensee for Indiana, Kentucky and Ohio.